This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are subject to the Offer and it is an offence to claim otherwise.
The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
January 4, 2006
NOTICE OF VARIATION AND EXTENSION
by
BARRICK GOLD CORPORATION
of its
OFFER TO PURCHASE
all of the outstanding common shares of
PLACER DOME INC.
on the revised basis of, at the election of each holder,
(a) US$22.50 in cash (the “Cash Alternative”); or
(b) 0.8269 of a Barrick common share and US$0.05 in cash (the “Share Alternative”)
for each common share of Placer Dome Inc.
subject, in each case, to pro ration as set out in the Offer
Barrick Gold Corporation (the “Offeror”) hereby gives notice that it is amending its offer (the “Original Offer”) dated November 10, 2005 to purchase all of the outstanding common shares (including those shares that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for common shares, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Placer Dome (collectively, the “Shares”), as previously extended by notice to the Depositary given on December 15, 2005, in order to, among other things: (i) increase the price offered for Shares; (ii) extend the Original Offer to midnight (Toronto time) on January 19, 2006; (iii) revise the conditions of the Original Offer; and (iv) provide additional disclosure with respect to certain matters, including the withdrawal of Shares from the Offer and certain financial information.
THE OFFER HAS BEEN AMENDED AND EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (TORONTO TIME) ON JANUARY 19, 2006, UNLESS FURTHER EXTENDED OR WITHDRAWN
THE BOARD OF DIRECTORS OF PLACER DOME HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS OF PLACER DOME ACCEPT THE OFFER AND TENDER THEIR SHARES
This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying circular (the “Original Circular”) dated November 10, 2005 (which together constitute the “Offer and Circular”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings given to them in the Offer and Circular.
The Dealer Managers for the Offer are:

In Canada RBC Dominion Securities Inc. Merrill Lynch Canada Inc.	In the United States RBC Capital Markets Corporation Merrill Lynch, Pierce, Fenner & Smith Incorporated

      Shareholders who have validly deposited and not withdrawn their Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer and Circular (or a manually signed facsimile thereof) and deposit it, together with the certificates representing their Shares and all other required documents, with CIBC Mellon Trust Company (the “Depositary”) or Mellon Investor Services LLC (the “U.S. Forwarding Agent”) at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer in the United States by following the procedures for book-entry transfer of Shares described under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer; or (2) accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary or the U.S. Forwarding Agent before the Expiry Time, by following the procedures for guaranteed delivery described under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer using the Notice of Guaranteed Delivery (printed on pink paper) (or a manually signed facsimile thereof) that accompanied the Offer and Circular. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary or the U.S. Forwarding Agent or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.
      Questions and requests for assistance may be directed to the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agents. Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, the U.S. Forwarding Agent or the Information Agents at their respective addresses shown on the last page of this document.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      Certain information included herein, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Offeror cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror to be materially different from the Offeror’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Offeror carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Offeror’s Form 40-F/ Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
      The following factors, among others, related to the business combination of the Offeror and Placer Dome could cause actual results to differ materially from the forward-looking statements: the Barrick Common Shares issued in connection with the Offer may have a market value lower than expected; the business of the Offeror and Placer Dome may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Offeror/ Placer Dome transaction may not be fully realized or not realized within the expected time frame. See “Strategic Rationale” in Section 4 of the Circular, “Purpose of the Offer” in Section 5 of the Circular, “Plans for Placer Dome” in Section 6 of the Circular and “Business Combination Risks” in Section 7 the Circular. These factors are not intended to represent a complete list of the factors that could affect the Offeror and the combination of the Offeror and Placer Dome. Additional factors are noted elsewhere in the Offer and Circular and in documents incorporated by reference in the Offer and Circular.
      The Offeror disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable Law.
NOTICE TO SHAREHOLDERS IN CANADA
      The Offeror presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. As financial information in the Offer and Circular and in this Notice of Variation and Extension has been prepared in accordance with U.S. GAAP, it may not be comparable to financial data prepared by other Canadian companies.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular and the Notice of Variation and Extension in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States.
      Shareholders in the United States should be aware that the disposition of Shares and the acquisition of Barrick Common Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors. See “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “United States Federal Income Tax Considerations” in Section 23 of the Circular.
      The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer and Circular may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR OR THIS NOTICE OF VARIATION AND EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
NOTICE TO SHAREHOLDERS IN AUSTRALIA
      The Offer is not regulated by Chapter 6 of the Corporations Act (Australia), but rather pursuant to the applicable requirements of Canada. Australian Shareholders and CDI Holders should be aware that these requirements are different from those of Australia. Refer also to the “Notice to Shareholders in Australia” in the Offer and Circular.
NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES
      The Offer, as amended by this Notice of Variation and Extension, is made only for Shares and is not made for any stock options (“Options”), debentures convertible into Shares (“Convertible Debentures”) or other rights to acquire Shares (other than SRP Rights). Any holder of such Options, Convertible Debentures or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Law, exercise the Options, convert the Convertible Debentures or otherwise exercise such rights in order to obtain certificates representing Shares and deposit those Shares pursuant to the Offer. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options, Convertible Debentures or other rights to acquire Shares that the holder will have certificates representing the Shares received on such exercise or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer. If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction an option to acquire Shares will become an option or right to acquire a number of Barrick Common Shares, and/or in some cases receive a cash payment, as determined in accordance with the terms of the Option. If a holder of Convertible Debentures does not convert such Convertible Debentures before the Expiry Time, such Convertible Debentures will remain outstanding in accordance with their terms and conditions, including with respect to maturity, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Convertible Debenture may become convertible into a number of Barrick Common Shares to be determined in accordance with the terms of the Convertible Debentures. Holders of Options are encouraged to refer to “Information for Holders of Placer Dome Options” in the Placer Dome directors’ circular that accompanies this Notice of Variation and Extension.
EXCHANGE RATES
      Unless otherwise indicated, all references to “$” or “dollars” in this Notice of Variation and Extension refer to U.S. dollars.
      The following table sets forth, for the periods indicated, certain information with respect to the rate of exchange for one U.S. dollar expressed in Canadian dollars:

	Year Ended December 31,

	2005	2004	2003	2002	2001

Average rate for period(1)	1.2116	1.3015	1.4015	1.5704	1.5484
Rate at end of period(2)	1.1659	1.2036	1.2924	1.5796	1.5926

(1)	Represents the period average of the noon rates as reported by the Bank of Canada.

(2)	Represents the noon rates as reported by the Bank of Canada on the last trading day of the period.
     On January 3, 2006, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars was $1.1571.

NOTICE OF VARIATION AND EXTENSION
January 4, 2006
TO:  THE SHAREHOLDERS OF PLACER DOME
      This Notice of Variation and Extension amends and supplements the Offer and Circular dated November 10, 2005 pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the outstanding Shares, which includes Shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon conversion, exchange or exercise of options, convertible debentures or other securities of Placer Dome that are convertible into or exchangeable or exercisable for Shares, as well as the Letter of Transmittal and Notice of Guaranteed Delivery.
      Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.
      All references to the “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby and all references in such documents to the “Circular” mean the Original Circular as amended hereby. Capitalized terms used in this Notice of Variation and Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.
1.   Increase in Offer Price
      The Offeror has varied the Offer by increasing the price offered to Shareholders from, at the election of each holder of Shares, $20.50 in cash or 0.7518 of a Barrick Common Share and $0.05 in cash for each Share, subject in each case to pro ration, to, at the election of each holder of Shares, (a) $22.50 in cash, or (b) 0.8269 of a Barrick Common Share and $0.05 in cash for each Share, subject in each case to pro ration. Accordingly, the definitions of “Cash Alternative” and “Share Alternative” in the “Definitions” section of the Offer and Circular (found at pages 14 and 17, respectively, of the Offer and Circular) are deleted and replaced by the following, respectively:

“Cash Alternative” means $22.50 in cash for each Share, subject to pro ration as set out herein;

“Share Alternative” means 0.8269 of a Barrick Common Share and $0.05 in cash for each Share, subject to pro ration as set out herein;
      All references in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the price offered by the Offeror are amended to reflect the foregoing changes.
      The Maximum Cash Consideration has been increased to $1,343,630,601 and the Maximum Share Consideration has been increased to 333,183,451 Barrick Common Shares. Accordingly, the definitions of “Maximum Cash Consideration” and “Maximum Share Consideration” in the “Definitions” section of the Offer and Circular (found at page 16 of the Offer and Circular) are deleted and replaced by the following, respectively:

“Maximum Cash Consideration” means $1,343,630,601;

“Maximum Share Consideration” means 333,183,451 Barrick Common Shares;
      All references in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the Maximum Cash Consideration and the Maximum Share Consideration offered by the Offeror are amended to reflect the foregoing changes.
      Assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive $2.91 in cash and 0.7216 of a Barrick Common Share for each Share tendered, subject to adjustment for fractional shares. In light of the total amount of cash available under the Offer relative to the size of the Offer, it is unlikely that Shareholders who elect to receive the Cash Alternative will receive only cash consideration for their Shares.
      All references in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery to the amount of cash and Barrick Common Shares that would be received assuming that either all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, are amended to reflect the foregoing.

      The Offer price of $22.50 per Share represents a premium of approximately 36% over the closing price of the Shares on the NYSE on October 28, 2005, the last trading day prior to the Offeror’s announcement of its intention to make the Original Offer. The Offer price also represents a premium of approximately 39% over the average closing price of Shares on the NYSE for the ten trading days immediately preceding the date of the Offeror’s announcement of its intention to make the Original Offer.
      Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Shares are taken up under the Offer, including Shareholders who have already deposited their Shares to the Offer, will receive the increased price for their Shares.
2.   Extension of the Offer
      By notice to the Depositary given on December 15, 2005, the Offeror extended the expiry of the Original Offer to 8:00 p.m. (Toronto time) on January 16, 2006. The Offeror has subsequently further amended the Original Offer by extending the time for acceptance of the Offer to midnight (Toronto time) on January 19, 2006, unless the Offer is further extended or withdrawn. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the “Definitions” section of the Offer and Circular (found at page 15 of the Offer and Circular) are deleted and replaced by the following:

“Expiry Time” means midnight (Toronto time) on the Expiry Date, or such other time or times as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;

“Expiry Date” means January 19, 2006 or such later date or dates as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer, unless the Offer is withdrawn by the Offeror;
      In addition, all references to 8:00 p.m. (Toronto time) and to December 20, 2005 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to midnight (Toronto time) and to January 19, 2006, respectively.
3.   Amendments to Conditions of the Offer
      Section 4 of the Offer, “Conditions of the Offer” (found at pages 26-29 of the Offer and Circular), is deleted and replaced by the following:
          4.    Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Law and the Support Agreement, the Offeror will have the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Shares deposited pursuant to the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or before the Expiry Time:

(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 66 2/3% of the Shares outstanding calculated on a fully diluted basis (the “Minimum Deposit Condition”);

(b)	all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in the Offeror’s reasonable discretion, necessary to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(c)	the Support Agreement shall not have been terminated by Placer Dome or by the Offeror in accordance with its terms;

(d)	the Offeror shall have determined in its reasonable discretion that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares, the right of the Offeror to own or exercise full rights of ownership of the Shares;

(B)	which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect with respect to Placer Dome or the Offeror;

(C)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Shares deposited under the Offer;

(D)	seeking to obtain from the Offeror or any of the Offeror’s Subsidiaries or Placer Dome or any of Placer Dome’s Subsidiaries any damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction), which act, action, suit or proceeding or Law, regulation or policy would reasonably be expected to have a Material Adverse Effect in respect of Placer Dome or the Offeror; or

(E)	seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Placer Dome or Placer Dome’s Subsidiaries or to compel the Offeror or the Offeror’s Subsidiaries to dispose of or hold separate any material portion of the business or assets of Placer Dome or any of Placer Dome’s Subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction), which act, action, suit or proceeding or Law, regulation or policy would reasonably be expected to have a Material Adverse Effect in respect of Placer Dome or the Offeror;

(e)	there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	the Offeror shall have determined in its reasonable discretion that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to October 31, 2005, there shall not have been disclosed, generally or to the Offeror in writing on or before the execution and delivery of the Support Agreement) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), licenses or permits, results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of Placer Dome or any of Placer Dome’s Subsidiaries which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect with respect to Placer Dome;

(g)	Placer Dome shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time;

(h)	all representations and warranties made by Placer Dome in the Support Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, except where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Placer Dome or materially and adversely affect the ability of the Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, not reasonably be expected to have a Material Adverse Effect on the Offeror;

(i)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings made on or before December 21, 2005 in relation to all matters covered in earlier filings), in any document filed by or on behalf of Placer Dome with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Placer Dome;

(j)	the Offeror shall have determined in its reasonable discretion that, on terms satisfactory to the Offeror: (i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Common Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; and

(k)	the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects the financial, banking or capital markets generally.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time prior to the Expiry Time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the registered holders of Shares in the manner set forth under “Notice and Delivery” in Section 11 of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up, accept for payment or pay for any Shares deposited pursuant to the Offer, and each of the Depositary and the U.S. Forwarding Agent will promptly return all certificates for Deposited Shares and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited and the Depositary will arrange for the applicable DTC accounts to be credited in respect of Shares deposited pursuant to the procedures for book-entry transfer.

A detailed summary of Placer Dome’s Shareholder Rights Plan can be found in “Shareholder Rights Plan” in Section 20 of the Circular. A detailed summary of the principal regulatory approvals required in connection with the Offer can be found in “Regulatory Matters” in Section 19 of the Circular.
4.   Increase in Purchase Price Payable by Goldcorp in Connection with the Goldcorp Transaction
      In accordance with the terms of the Goldcorp Agreement, the Offeror gave Goldcorp notice of its intention to increase the Offer price. Goldcorp had the option to either participate in the increase in the Offer price, which would increase the purchase price payable by Goldcorp in connection with the Goldcorp Transaction, or not participate in the increase in the Offer price, in which case the Offeror would proceed with the Offer and Goldcorp’s right to acquire the Goldcorp Assets and the Goldcorp Liabilities would be converted into a put option in favour of the Offeror. Goldcorp confirmed to the Offeror its participation in the increase in the Offer price and the concomitant increase in the purchase price payable by Goldcorp. As a result, the purchase price payable by Goldcorp in connection with the Goldcorp Transaction is expected to be approximately $1,485 million (assuming no adjustments are required).
      Section 3 of the Circular, “Background to the Offer” (found at pages 37-40 of the Offer and Circular), is amended by deleting the third paragraph under “— Goldcorp Agreement — Purchase Price” (found at page 39 of the Offer and Circular) and replacing it with the following:

Assuming no adjustments are required, the cash purchase price payable by Goldcorp is expected to be approximately $1,485 million.
5.   Recent Developments
      The Offeror has received various required regulatory clearances in connection with its acquisition of the Shares, including anti-trust or foreign investment clearances in the United States, Canada, Germany, Switzerland and Australia. The Offeror has also been advised that the South African Competition Commission has recommended approval of the Offeror’s acquisition of the Shares on an unconditional basis by the South African Competition Tribunal. A hearing of the South African Competition Tribunal in respect of this matter has been scheduled for January 11, 2006.
      On December 9, 2005, the Offeror reached an agreement with Placer Dome regarding the waiver of the Shareholder Rights Plan in respect of the Offer. On December 22, 2005, the Offeror and Placer Dome entered into the Support Agreement, pursuant to which, among other things, the Offeror agreed to increase the Offer price and extend the expiry of the Offer and Placer Dome agreed to recommend that Shareholders accept the Offer. For a description of the terms of the Support Agreement, refer to Section 6 of this Notice of Variation and Extension, “Support Agreement Entered into with Placer Dome”. Goldcorp has agreed that the purchase price payable under the Goldcorp Agreement will be increased to approximately $1,485 million (assuming no adjustments are required) in connection with the increase in the Offer price. See “Increase in Purchase Price Payable by Goldcorp in Connection with the Goldcorp Transaction” in Section 4 of this Notice of Variation and Extension.
      As of January 3, 2006, 2,703,056 Shares have been deposited to the Offer and not withdrawn.
6.   Support Agreement Entered into with Placer Dome
      On December 22, 2005, the Offeror and Placer Dome entered into the Support Agreement, pursuant to which, among other things, the Offeror agreed to increase the Offer price and extend the expiry of the Offer and Placer Dome agreed to recommend that Shareholders accept the Offer.
      Section 14 of the Circular, “Arrangements, Agreements or Understandings” (found at page 53 of the Offer and Circular), is deleted and replaced by the following:
          14.   Arrangements, Agreements or Understandings

Other than the Support Agreement and the matters provided for therein, there are (a) no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Placer Dome; and (b) no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of Placer Dome with respect to the Offer. Other than the SRP Agreement and the Support Agreement, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any person or company with respect to any securities of Placer Dome in relation to the Offer.
          Support Agreement

On December 22, 2005, the Offeror and Placer Dome entered into the Support Agreement, which sets forth, among other things, the terms and conditions upon which the Offer is to be amended by the Offeror. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by the Offeror (i) with the Canadian securities regulatory authorities and is available at www.sedar.com and (ii) with the SEC and is available at www.sec.gov.
          The Offer

The Offeror agreed to amend the Offer by, among other things, increasing the consideration payable thereunder to, at the election of each holder of Shares, (a) $22.50 in cash or (b) 0.8269 of a Barrick Common Share plus $0.05 in cash per Share, subject in each case to pro ration. The Offeror also agreed to extend the period during which Shares may be deposited under the Offer to no earlier than midnight (Toronto time) on January 19, 2006, subject to the Offeror’s right to extend such period from time to time. In addition, the Offeror has agreed that without the prior consent of Placer Dome the Offeror will not be permitted to waive the Minimum Deposit Condition unless (i) there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 60% of the Shares outstanding calculated on a fully diluted basis, or (ii) the Offeror obtains such relief from the SEC as may be necessary to allow the Offeror to take up Shares on more than one date and there shall have been validly deposited pursuant to the Offer and not withdrawn at an expiry date of the Offer that number of Shares which constitutes at least 50% of the Shares outstanding calculated on a fully diluted basis. In the circumstances described in (ii) above, subject to applicable securities Laws, the Offeror has agreed to use its commercially reasonable efforts to extend the time for deposits to the Offer after any such take-up to permit Shareholders holding, in the aggregate, 66 2/3% of the Shares outstanding calculated on a fully diluted basis to accept the Offer.

          Support of the Offer

Placer Dome has indicated that its Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation from its special committee, has unanimously determined that the Offer is fair to all Shareholders (other than the Offeror) and that the Offer is in the best interests of Placer Dome and the Shareholders. Accordingly, the Board of Directors has unanimously approved the making of a recommendation that Shareholders (other than the Offeror) accept the Offer. Placer Dome has agreed to take all reasonable actions to support the Offer and ensure that the Offer will be successful.
          Board Representation

Provided that at least a majority of the then outstanding Shares on a fully diluted basis are purchased by the Offeror and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Placer Dome Board of Directors, and any committee thereof, as is proportionate to the percentage of the outstanding Shares owned from time to time by the Offeror, and Placer Dome will co-operate with the Offeror, subject to all applicable Laws, to enable the Offeror’s designees to be elected or appointed including, at the request of the Offeror, using its reasonable best efforts to increase the size of the Placer Dome Board of Directors and to secure the resignations of such directors as Placer Dome may determine, in reasonable consultation with the Offeror.

The Offeror has agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and take such other actions as may be required in order that three new directors, who will be directors of Placer Dome at the time they are to be nominated or appointed and who will be acceptable to the Offeror, will be appointed to the board of directors of the Offeror as soon as practicable and in any event within 30 days after designees of the Offeror represent a majority of the Placer Dome Board of Directors.
          No Solicitation

Placer Dome has agreed that it will not, and it will cause each of its Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Placer Dome or any Subsidiary, (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Placer Dome or any Subsidiary or material joint venture (to the extent subject to Placer Dome’s control), or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal; (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal; (iii) except as permitted by the Support Agreement, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Placer Dome Board of Directors or any committee thereof of the Support Agreement or the Offer; (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

The Support Agreement defines an “Acquisition Proposal” as (a) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-

up in respect of Placer Dome or any of its Subsidiaries; (b) any sale or acquisition of all or a material portion of the assets of Placer Dome on a consolidated basis; (c) any sale or acquisition of all or a material portion of the Shares or the shares of any Subsidiary of Placer Dome; (d) any sale by Placer Dome or any of its Subsidiaries of an interest in any material joint venture or material mineral property of Placer Dome; (e) any similar business combination or transaction, of or involving Placer Dome or any of its Subsidiaries, other than with the Offeror; or (f) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than the Offeror.

Placer Dome has agreed to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any person (other than the Offeror) by Placer Dome or any Subsidiary or any of its or their officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal, whether or not initiated by Placer Dome, and to discontinue access to any data rooms. Placer Dome has agreed not to release any third party from any confidentiality agreement or standstill agreement (except to allow the third party to make an Acquisition Proposal), and not to waive the application of the Shareholder Rights Plan in favour of any third party, provided that the foregoing shall not prevent the Placer Dome Board of Directors from considering and accepting any Superior Proposal that might be made by any such third party, provided that the remaining provisions of the Support Agreement are complied with. Placer Dome has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Placer Dome relating to any potential Acquisition Proposal and it shall use all reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

Placer Dome has agreed to promptly notify the Offeror of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Placer Dome or any Subsidiary or material joint venture or material mineral property of which Placer Dome’s directors, officers, employees, representatives or agents are or became aware, or any amendments to the foregoing.

          Superior Proposals

If Placer Dome receives a request for material non-public information from a party who, on an unsolicited basis, proposes to Placer Dome a bona fide Acquisition Proposal and (a) the Board of Directors determines, in good faith, after the receipt of advice from its financial advisors that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction more favourable financially to the Shareholders than the Offer; and (b) in the opinion of the Board of Directors, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Placer Dome would be inconsistent with the fiduciary duties of the Board of Directors, then, and only in such case, Placer Dome may provide such party with access to information regarding Placer Dome, subject to the execution of a confidentiality agreement.

Placer Dome has agreed not to accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement) relating to, an Acquisition Proposal unless: (i) the Acquisition Proposal constitutes a Superior Proposal; (ii) Placer Dome has complied with its non-solicitation covenants in the Support Agreement; (iii) Placer Dome has given the Offeror notice in writing of the Superior Proposal, plus additional information, at least five Business Days before the Board of Directors proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal; (iv) five Business Days have elapsed from the later of the date the Offeror received notice of Placer Dome’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and the date the Offeror received notice of the Acquisition Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror; (v) Placer Dome concurrently terminates the Support Agreement to enter into a definitive agreement with respect to the Superior Proposal, pursuant to the terms of the Support Agreement; and (vi) Placer Dome has previously, or concurrently, paid to the Offeror the Termination Fee.

The Support Agreement defines a “Superior Proposal” as an unsolicited bona fide written Acquisition Proposal from a party received after December 22, 2005: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Shares, or all or substantially all of the assets of Placer Dome and its Subsidiaries, and offering or making available to all Shareholders the same consideration in form and amount per Share to be purchased or otherwise acquired; (b) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained; (c) that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Placer Dome, its Subsidiaries or its material joint ventures beyond 5:00 p.m. (Toronto time) on the third day after which access is first afforded to the third party making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Placer Dome during such three-day period); and (d) that the Board of Directors has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal and such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable financially to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the Offeror’s right to match, described below, and taking into account the long-term value and synergies anticipated to be realized as a result of the combination of the Offeror and Placer Dome).

          Opportunity to Match

Pursuant to the Support Agreement, Placer Dome has agreed that, during the five Business Day period referred to above or such longer period as Placer Dome may approve for such purpose, the Offeror will have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors must review any proposal by the Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

The Board of Directors has agreed to promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Offer.
          Subsequent Acquisition Transaction

The Support Agreement provides that if, by May 6, 2006, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, the Offeror may, to the extent possible, effect a Compulsory Acquisition of the remainder of the Shares, pursuant to Section 206 of the CBCA, from those Shareholders who have not accepted the Offer. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer. Placer Dome has agreed that, in the event the Offeror takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist the Offeror in connection with any Subsequent Acquisition Transaction involving Placer Dome and the Offeror or a Subsidiary of the Offeror that the Offeror may, in its sole discretion, undertake to pursue to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Offer and further provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Barrick Common Share shall be deemed to be at least equivalent in value to each Barrick Common Share offered under the Offer.
          Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time that designees of the Offeror represent a majority of the Placer Dome Board of Directors: (a) by mutual written consent of the Offeror and Placer Dome; (b) by Placer Dome, if the Offeror had not mailed this Notice of Variation by January 5, 2006; (c) by the Offeror on or after January 5, 2006, if any condition to amending the Offer for the Offeror’s benefit is not satisfied or waived by such date other than as a result of the Offeror’s default under the Support Agreement; (d) by the Offeror, if the Minimum Deposit Condition or any other condition of the Offer is not satisfied or waived at the Expiry Time, as such Expiry Time may be extended by the Offeror in its sole discretion pursuant to the Support Agreement, and the Offeror has not elected to waive such condition to the extent permitted by the Support Agreement; (e) by the Offeror or Placer Dome, if the Offeror does not take up and pay for the Shares deposited under the Offer by March 6, 2006, otherwise than as a result of the material breach by such party of any material covenant or obligation under the Support Agreement or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if the Offeror’s take up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) the Offeror not having obtained any waiver, consent or approval of any Governmental Entity which is necessary to permit the Offeror to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Placer Dome pursuant to its terms until the earlier of (A) May 5, 2006 and (B) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; (f) by either Placer Dome or the Offeror, if the other party is in material default of a material covenant or obligation under the Support Agreement or if any representation or warranty of the other party under the Support Agreement shall have been at December 22, 2005 or shall have become untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such other party and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 30 days from the date of written notice of such breach and the Expiry Time; (g) by the Offeror, if: (i) the Placer Dome Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by the Offeror (or, in the event that the Offer shall be scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer); (ii) the Placer Dome Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to the Offeror; (iii) the Placer Dome Board of Directors or any committee thereof recommends or approves or publicly proposes to recommend or approve a Superior Proposal; or (iv) Placer Dome fails to take any action required under the terms of the Support Agreement with respect to the Shareholder Rights Plan to defer the separation time of the SRP Rights or to allow the timely completion of the Offer; or (h) by Placer Dome, if Placer Dome proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that Placer Dome has previously or concurrently will have paid to the Offeror the Termination Fee and further provided that Placer Dome has not breached any of its covenants, agreements or obligations in the Support Agreement.

          Termination Fee

Placer Dome is obligated to pay the Offeror a termination fee of $259.7 million (the “Termination Fee”) if: (a) the Support Agreement is terminated pursuant to its terms as a result of (i) the Placer Dome Board of Directors or any committee thereof failing to publicly recommend or reaffirm the Offer within two calendar days (or, in the event that the Offer is scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer) of a request from the Offeror to do so, (ii) the Placer Dome Board of Directors or any committee thereof withdrawing, modifying, changing or qualifying its approval or recommendation of the Support Agreement or the Offer in a manner adverse to the Offeror, other than a termination of the Support Agreement arising solely as a result of (A) the representations or warranties of the Offeror in the Support Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained in such representation or warranty) where such inaccuracies, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of the Offeror, (B) the Placer Dome Board of Directors being aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it was made, in the Offer and Circular or this Notice of Variation and Extension relating to the Offeror, or (C) a change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), licenses or permits, results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of the Offeror or any of its Subsidiaries that has occurred since December 22, 2005 which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect with respect to the Offeror (provided that the Placer Dome Board of Directors shall have determined in good faith (after receipt of advice from its legal and financial advisors) that the failure of Placer Dome to withdraw, modify, change or qualify its approval or recommendation of the Support Agreement or the Offer would be inconsistent with its fiduciary duties); (iii) the Placer Dome Board of Directors or any committee thereof having approved or recommended or publicly proposed to approve or recommend any Superior Proposal; or (iv) Placer Dome failing to defer the separation time of the SRP Rights; (b) the Support Agreement is terminated pursuant to its terms as a result of Placer Dome proposing to enter into a definitive agreement with respect to a Superior Proposal following the Offeror having elected not to match a Superior Proposal, (c) the Offer is not completed in accordance with the conditions set out in Section 4 of the Offer as a result of Placer Dome being in material default of any of its non-solicitation covenants or obligations contained in the Support Agreement; or (d) on or after December 22, 2005 and prior to the Expiry Time, an Acquisition Proposal is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (i) the Offer is not completed as a result of the Minimum Deposit Condition not having been met, and (ii) such Acquisition Proposal is completed on or prior to September 30, 2006; provided, in each case, that the Offeror is not in material default in the performance of its obligations under the Support Agreement.

          Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror and Placer Dome relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective Subsidiaries, including: accuracy of financial statements; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control (in the case of Placer Dome); preparation and disclosure of mineral reserves and resource estimates; and accuracy of reports required to be filed with applicable securities regulatory authorities. In addition, the Offeror has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash consideration for all of the Shares acquired pursuant to the Offer.
          Conduct of Business

The Offeror and Placer Dome have each covenanted and agreed that, prior to the earlier of the time that designees of the Offeror represent a majority of the Placer Dome Board of Directors and the termination of the Support Agreement, except with the prior written consent of the other party (not to be unreasonably withheld or delayed) or as expressly contemplated or permitted by the Support Agreement, each party will, and will cause each of its Subsidiaries to conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Each of the Offeror and Placer Dome has also agreed that it will not and will cause each of its Subsidiaries not to take certain actions specified in the Support Agreement.

Each of the Offeror and Placer Dome has also agreed to notify the other party orally and in writing of (a) any material adverse change (within the meaning of the OSA), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of such party contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (ii) result in the failure in any material respect of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the date on which designees of the Offeror represent a majority of the Placer Dome Board of Directors.

          Other Covenants

Each of Placer Dome and the Offeror has agreed to a number of mutual covenants, including to co-operate in good faith and use all reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement; (b) for the discharge of its respective obligations under the Support Agreement and the Offer, including its obligations under applicable securities Laws; (c) to facilitate the completion by the Offeror of the Goldcorp Transaction; and (d) to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities in connection with transactions contemplated by the Offer, the Support Agreement and the Goldcorp Transaction, including in each case the execution and delivery of such documents as the other party thereto may reasonably require.
          Officers’ and Directors’ Insurance and Indemnification

The Offeror has agreed that from and after the date on which designees of the Offeror represent a majority of the Placer Dome Board of Directors, for a period ending six years after the Expiry Time, the Offeror will, and will cause Placer Dome (or its successor) to maintain Placer Dome’s current directors’ and officers’ insurance policy or a policy reasonably equivalent, subject in either case to terms and conditions no less advantageous to the directors and officers of Placer Dome than those contained in the policy in effect on December 22, 2005, for all present and former directors and officers of Placer Dome and its Subsidiaries, covering claims made prior to or within six years after the Expiry Time. Alternatively, Placer Dome or the Offeror may purchase as an extension to Placer Dome’s current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such persons on terms comparable to those contained in Placer Dome’s current insurance policies. From and after the date on which designees of the Offeror represent a majority of the Placer Dome Board of Directors, the Offeror shall, and shall cause Placer Dome (or its successor) to, indemnify the current and former directors and officers of Placer Dome and its Subsidiaries to the fullest extent to which the Offeror and Placer Dome are permitted to indemnify such officers and directors under their respective articles, by-laws, applicable Law and contracts of indemnity.
          Shareholder Rights Plan

Placer Dome has agreed that it will continue to defer the Separation Time of the SRP Rights with respect to the Offer until no earlier than immediately after the Expiry Time. Placer Dome has agreed that, with effect at 7:30 p.m. (Toronto time) on the first scheduled expiry date of the Offer upon which the Offeror elects to take up Shares deposited under the Offer, it will irrevocably waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Subject to the foregoing, unless required by the terms of the Shareholder Rights Plan with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of the BCSC, Placer Dome will not redeem the SRP Rights or otherwise waive, amend, suspend the operation of or terminate the Shareholder Rights Plan without the prior written consent of the Offeror.
          Outstanding Stock Options

Placer Dome has agreed that, subject to the receipt of all required approvals of any Governmental Entity, Placer Dome will make such amendments to the Stock Option Plans and take all such other steps as may be necessary or desirable to allow all persons holding Options, who may do so under applicable Laws, to exercise their Options: (a) on an accelerated vesting basis, conditional on the Offeror taking up and paying for Shares under the Offer; and (b) to effect a cashless exercise of their Options for the purpose of tendering to the Offer all Shares issued in connection with such cashless exercise, and, if desired, to elect the Rollover Option in respect of such Shares so tendered, conditional upon the Offeror taking up and paying for Shares under the Offer, all on terms and in a manner acceptable to the Offeror.

With respect to the Options not exercised at or before the Expiry Date, the Offeror and Placer Dome have agreed to co-operate to ensure that all such outstanding Options become options to acquire Barrick Common Shares (on a tax-deferred basis for purposes of the Tax Act) whereby each such Option shall become an option to acquire 0.8287 of a Barrick Common Share, rounded down to the nearest whole number, at an exercise price per Barrick Common Share equal to the exercise price per Share of that Option immediately prior to the time the Option became an option to acquire Barrick Common Shares divided by 0.8287, rounded up to the nearest whole cent.

7.   Other Changes to the Offer and Circular
Statements Regarding Forward-Looking Information
      The last paragraph under “Statements Regarding Forward-Looking Information” in the preamble to the Offer and Circular (found at page i of the Offer and Circular) is deleted and replaced by the following:

The Offeror disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable Law.
Summary Term Sheet
      The Summary Term Sheet (found at pages 1-5 of the Offer and Circular) is deleted and replaced by Schedule B to this Notice of Variation and Extension.
Summary of the Offer
      The preamble to “Summary of the Offer” (found at page 6 of the Offer and Circular) is deleted and replaced by the following:

The following is a summary only and is not meant to be a substitute for the information contained in the Offer and the Circular. Therefore, Shareholders are urged to read the Offer and the Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled “Definitions”. Except as otherwise indicated, the information concerning Placer Dome contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records of Placer Dome on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Placer Dome taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Placer Dome taken from or based upon such documents and records or otherwise provided by Placer Dome, or for any failure by Placer Dome to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror.
      The first paragraph of “Summary of the Offer — Subsequent Acquisition Transaction” (found at page 9 of the Offer and Circular) is deleted and replaced by the following:

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of, in the aggregate, not less than 90% of the issued and outstanding Shares, the Offeror may acquire the remaining Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. If the Offeror takes up and pays for Shares validly deposited to the Offer and a Compulsory Acquisition is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror has covenanted in the Support Agreement to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer.
      “Summary of the Offer — Shareholder Rights Plan” in the Offer and Circular (found at page 9 of the Offer and Circular) is amended by adding the following paragraph to the end of such section:

On December 9, 2005, the Offeror and Placer Dome entered into the SRP Agreement which provides for, among other things, the Offeror’s withdrawal of its application to the British Columbia Securities Commission requesting a cease trade order and denial of prospectus exemptions in relation to the Shareholder Rights Plan and Placer Dome’s waiver of the Shareholder Rights Plan in respect of the Offer provided that the Offer expires no earlier than January 16, 2006. In the Support Agreement, Placer Dome also agreed to waive the Shareholder Rights Plan in respect of the Offer and the Offeror agreed to extend the Offer to January 19, 2006.

Definitions
      The following definitions are added to the “Definitions” section of the Offer and Circular (found at pages 14-18 of the Offer and Circular):

“Acquisition Proposal” has the meaning ascribed thereto under “Arrangements, Agreements or Understandings — Support Agreement” in Section 14 of the Circular;

“BCSC” means the British Columbia Securities Commission;

“Notice of Withdrawal” means a notice of withdrawal deposited by a Shareholder to the Depositary or the U.S. Forwarding Agent, as applicable, in accordance with the procedures described in Section 7 of the Offer, “Right to Withdraw Deposited Shares”;

“SRP Agreement” means the agreement between the Offeror and Placer Dome dated December 9, 2005, as the same may be amended or supplemented from time to time;

“Subsidiary” has the meaning ascribed thereto in the OSA;

“Superior Proposal” has the meaning ascribed thereto under “Arrangements, Agreements or Understandings — Support Agreement” in Section 14 of the Circular;

“Support Agreement” means the support agreement between the Offeror and Placer Dome dated December 22, 2005, as the same may be amended or supplemented from time to time;

“Termination Fee” has the meaning ascribed thereto under “Arrangements, Agreements or Understandings — Support Agreement” in Section 14 of the Circular;
      The definition of “Material Adverse Effect” in the “Definitions” section of the Offer and Circular (found at page 16 of the Offer and Circular) is deleted and replaced by the following:

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that person and its Subsidiaries and material joint ventures taken as a whole, other than any effect:

(a)	relating to the Canadian and United States economies, political conditions or securities markets in general;

(b)	affecting the mining industry in general;

(c)	relating to a change in the market trading price of shares of that person, either:

(i)	related to the Support Agreement and the Offer or the announcement thereof, or

(ii)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (a), (b), (d) or (e) hereof;

(d)	relating to any of the principal markets served by that person’s business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that person; or

(e)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person any of its Subsidiaries and material joint ventures) or in U.S. GAAP;

provided, however, that such effect referred to in clause (a), (b), (d) or (e) above does not primarily relate only to (or have the effect of primarily relating only to) that person and its Subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that person and its Subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that person and its Subsidiaries and material joint ventures operate;

Offer
      Section 1 of the “The Offer” (found at pages 19-21 of the Offer and Circular) is amended by:

(a)	deleting the eighth paragraph and replacing it with the following:

The maximum amount of cash payable by the Offeror pursuant to the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction shall not exceed $1,343,630,601. The maximum number of Barrick Common Shares issuable by the Offeror pursuant to the Offer and a Compulsory Acquisition or a Subsequent Acquisition Transaction shall not exceed 333,183,451 Barrick Common Shares.

The Offeror reserves the right, to the extent permitted by applicable Law, to have multiple Take-Up Dates (i.e. to take up Shares on more than one date) in order to (i) achieve the ownership thresholds that would allow the Offeror to proceed with a Compulsory Acquisition or a Subsequent Acquisition Transaction, as described under “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular, and (ii) provide Shareholders with additional opportunities to tender their Shares under the Offer. Applicable U.S. securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rationing of the consideration. The Offeror currently intends to seek such relief as may be required to permit the Offeror to take up Shares on more than one Take-Up Date. If the Offeror has multiple Take-Up Dates, the pro ration and allocation of consideration will be performed in accordance with the following two paragraphs.

(b)	adding the following after the tenth paragraph:

If the Offeror is required or elects to have a single Take-Up Date, the maximum amount of cash payable and maximum number of Barrick Common Shares issuable pursuant to the Offer will be a pro rata portion of the Maximum Cash Consideration and the Maximum Share Consideration and will be based on the number of Shares acquired pursuant to the Offer in proportion to the number of Shares outstanding on a fully diluted basis at that Take-Up Date.

The actual consideration to be received by a Shareholder will be determined in accordance with the following:

(a)	if, on the Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offeror to Shareholders who elect to receive cash under the Cash Alternative in respect of their Shares to be taken up on the Take-Up Date, together with the $0.05 in cash per Share to be paid along with Barrick Common Shares to Shareholders who elected (or are deemed to have elected) the Share Alternative in respect of their Shares to be taken up on the Take-Up Date, exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Shareholders who have so elected the Cash Alternative will be allocated pro rata (on a per share basis) among such Shareholders; and

(b)	if, on the Take-Up Date, the number of Barrick Common Shares that would otherwise be issuable to Shareholders who elect (or are deemed to elect) the Share Alternative in respect of their Shares to be taken up on the Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, the number of Barrick Common Shares available to those Shareholders who have so elected (or are deemed to have elected) the Share Alternative will be allocated pro rata (on a per share basis) among such Shareholders.

The decision of the Offeror to have multiple Take-Up Dates will not affect the right of the Shareholders to withdraw their Shares until the Shares so deposited to the Offer are taken up, as described under “Right to Withdraw Deposited Shares” in Section 7 of the Offer. The Offeror will pay for the Shares taken up on each Take-Up Date in compliance with the provisions set out under “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.
      The second paragraph of Section 5 of the Offer, “Extension, Variation or Change in the Offer” (found at pages 29-30 of the Offer and Circular), is deleted and replaced by the following:

Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, extend the Expiry Date or the Expiry Time or vary the Offer by giving written notice (or other communication subsequently confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending the Expiry Date or the Expiry Time, the Expiry Date or the Expiry Time, as applicable, shall be, and be deemed to be, so extended. Where required by Law, the Offeror, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth under “Notice and Delivery” in Section 11 of the Offer, to all registered holders of

Shares whose Shares have not been taken up before the date of the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law. Such announcement will be made promptly, in the case of a variation, and in the case of an extension, which notice shall include disclosure of the approximate number of Shares deposited to date, no later than the earlier of (i) 9:00 a.m. (Toronto time) on the next U.S. Business Day after the previously scheduled Expiry Date, or (ii) the first opening of the NYSE on the next trading day after the previously scheduled Expiry Date. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

      Section 6 of the Offer, “Take up of and Payment for Deposited Shares” (found at pages 30-31 of the Offer and Circular), is amended by adding the following to the end of the first paragraph:

In the Support Agreement the Offeror has agreed to take up and pay for all of the Shares deposited under the Offer promptly and in any event no later than two Business Days following the time at which it becomes entitled to take up such Shares pursuant to applicable Law.
      Paragraph (e) of Section 13 of the Offer, “Other Terms of the Offer” (found at page 35 of the Offer and Circular), is deleted and replaced by the following:

(e)	The Offeror, in its reasonable discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.
Circular
      The second paragraph of the preamble to the Circular (found at page 36 of the Offer and Circular) is deleted and replaced by the following:

Except as otherwise indicated, the information concerning Placer Dome contained in the Offer and Circular has been taken from or is based upon publicly available documents or records of Placer Dome on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Placer Dome taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Placer Dome taken from or based upon such documents and records, or for any failure by Placer Dome to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning Placer Dome is given as at November 8, 2005.
      Section 3 of the Circular, “Background to the Offer” (found at pages 37-40 of the Offer and Circular), is amended by adding the following to the end of such section:

On November 28, 2005, counsel to the Offeror sent a letter to counsel to Placer Dome requesting access to Placer Dome’s confidential information. Counsel to Placer Dome advised counsel to the Offeror that Placer Dome’s special committee had concluded that it would be premature for Placer Dome to consider providing the Offeror with access to Placer Dome’s confidential information.
          Regulatory Proceedings and SRP Agreement

On December 2, 2005, the Offeror applied to the BCSC requesting a hearing in respect of the Shareholder Rights Plan. Specifically, the Offeror requested, among other things, an order cease trading the SRP Rights as of December 20, 2005, the original expiry date of the Offer. On December 5, 2005, Placer Dome applied to the OSC, jurisdiction over which was subsequently assumed by the BCSC, seeking relief pursuant to Section 104 of the OSA with respect to the Offer and Circular.

On December 9, 2005, the Offeror and Placer Dome entered into the SRP Agreement which provides for, among other things, the Offeror’s withdrawal of its application to the BCSC requesting a cease trade order and denial of prospectus exemptions in relation to the Shareholder Rights Plan and Placer Dome’s waiver of the Shareholder Rights Plan in respect of the Offer provided that the Offer expires no earlier than January 16, 2006. In addition, the Offeror agreed that for a certain period of time it will not commence any securities regulatory or court application, complaint or proceeding in respect of the Shareholder Rights Plan or anything relating to Placer Dome’s response to the Offer known by the Offeror on December 9, 2005. Placer Dome also agreed that for a certain period of time it will not commence any securities regulatory or court application, complaint or proceeding in respect of the terms of or disclosure in the Offer in respect of anything known by Placer Dome on December 9, 2005.

In accordance with their obligations under the SRP Agreement, each of the Offeror and Placer Dome withdrew their applications filed with the BCSC and the OSC, respectively, on December 12, 2005.

          Support Agreement

On December 19, 2005, there was a meeting between Mr. Wilkins and Mr. Davidson, on behalf of the Offeror, and Robert Franklin, Chairman of the Placer Dome Board of Directors, Peter Tomsett, President and Chief Executive Officer of Placer Dome, and Geoffrey Handley, Executive Vice-President, Strategic Development of Placer Dome, on behalf of Placer Dome, during which the Offeror outlined its belief and the reasons for its belief that a combination of Placer Dome and the Offeror was the best alternative for Placer Dome to pursue.

On December 20, 2005, there were discussions between the financial advisors to the Offeror and Placer Dome regarding whether the Offeror would be permitted to participate in the process of Placer Dome’s review of its strategic alternatives. During those discussions, the Offeror’s financial advisors were advised that in order to participate in such process, it would be necessary for the Offeror to increase the financial terms of the Original Offer. In the evening of December 20, 2005, there was a meeting between Mr. Wilkins and Mr. Birchall, on behalf of the Offeror, and Mr. Franklin and Mr. Tomsett, on behalf of Placer Dome, during which the Offeror suggested a willingness to increase the consideration under the Offer in an effort to ensure that the Offeror would be entitled to participate fully in Placer Dome’s process.

On December 21, 2005, there were discussions between the financial advisors of the Offeror and Placer Dome regarding the Offer, Placer Dome’s review of strategic alternatives and the extent of any increase in the consideration under the Offer that would be necessary to ensure that the Offeror would be able to participate fully in Placer Dome’s process. Later in the day, counsel to the Offeror sent a form of support agreement to counsel to Placer Dome. Also on December 21, 2005, Mr. Wilkins together with representatives of the Offeror’s financial advisors met with Placer Dome’s financial advisors to outline the Offeror’s perspective on the merits of the Offer.

During the evening of December 21, 2005, there were negotiations between Mr. Wilkins and Mr. Birchall, on behalf of the Offeror, and Mr. Franklin and Mr. Tomsett, on behalf of Placer Dome, concerning various matters contained in the draft Support Agreement, including the Offeror’s agreement to increase the number of Placer Dome directors to be appointed to the Offeror’s board of directors from two to three. While those negotiations were taking place, Mr. Davidson and Mr. Blasutti contacted Mr. Telfer to advise him that the Offeror was considering increasing the Offer price. At the conclusion of the negotiations with Mr. Franklin and Mr. Tomsett, Mr. Wilkins together with Mr. Davidson contacted Mr. Telfer to advise Goldcorp of the Offeror’s intention to increase the Offer price.

Later in the evening of December 21, 2005, representatives of management of the Offeror and Placer Dome, as well as, in respect of certain matters, their respective financial advisors and legal advisors, held discussions concerning various due diligence matters. Late in the evening, Mr. Telfer communicated to Mr. Wilkins Goldcorp’s decision to participate in the increase to the Offer price and its acceptance of the resulting increase in the purchase price payable by Goldcorp in connection with the Goldcorp Transaction.

Following the meetings concerning various due diligence matters, the final form of the Support Agreement was agreed and signed early on December 22, 2005. For a description of the terms of the Support Agreement, refer to “Arrangements, Agreements or Understandings” in Section 14 of the Circular.
      The second paragraph of Section 5 of the Circular, “Purpose of the Offer” (found at page 42 of the Offer and Circular), is deleted and replaced by the following:

If at least 90% of the outstanding Shares are validly tendered pursuant to the Offer and not withdrawn, the conditions of the Offer are otherwise satisfied or waived and the Offeror takes up and pays for the Shares validly deposited pursuant to the Offer, the Offeror may acquire any Shares not deposited to the Offer by Compulsory

Acquisition, if available. If the Offeror takes up and pays for Shares validly deposited to the Offer and a Compulsory Acquisition is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror has covenanted in the Support Agreement to use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer. There can be no assurance that such a transaction will be completed.

      Section 6 of the Circular, “Plans for Placer Dome” (found at page 43 of the Offer and Circular), is deleted and replaced by the following:
          6.   Plans for Placer Dome

If the Offer is successful and the Offeror acquires 100% of the outstanding Shares, the Offeror intends to conduct a detailed review of Placer Dome and its assets, corporate structure, dividend policy, capitalization, hedge book, operations, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist. The Offeror intends to integrate the operations of Placer Dome into the operations of the Offeror as soon as possible after the Offer has been completed. See “Strategic Rationale” in Section 4 of the Circular.

In the Support Agreement, Placer Dome agreed to co-operate with the Offeror in connection with the structuring and implementation of an internal reorganization of Placer Dome to be completed prior to the Offeror’s acquisition of Shares, which reorganization is intended to allow the Offeror to ensure that the acquisition of Placer Dome occurs on a tax-efficient basis. Following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction resulting in the Offeror owning 100% of the Shares, the Offeror intends to complete an amalgamation or wind-up that will allow the Offeror to apply the tax cost “bump” provided for in paragraph 88(1)(d) of the Tax Act to increase, to the extent permitted under the Tax Act, the adjusted cost base of the shares of Placer Dome’s directly owned subsidiary corporations that the Offeror will acquire on the amalgamation or winding-up. The potential internal reorganization together with the “bump” will enable the Offeror to complete the Goldcorp Transaction on a tax-efficient basis, and may in addition facilitate the integration of Placer Dome’s non-Canadian assets into the Offeror’s corporate group.

In the Support Agreement, Placer Dome covenanted not to undertake any reorganization of Placer Dome and its Subsidiaries or enter into any transaction or series of transactions that would have the effect of preventing the Offeror from obtaining a full tax cost “bump” in respect of the shares of Placer Dome’s Subsidiaries and other non-depreciable capital property directly owned by Placer Dome on October 30, 2005.
      Section 7 of the Circular, “Business Combination Risks” (found at page 44 of the Offer and Circular), is amended by deleting “— The Offeror has not verified the reliability of the information regarding Placer Dome included in, or which may have been omitted from, the Offer and Circular” and replacing it with the following:

The Offeror has not verified the reliability of certain of the information regarding Placer Dome included in, or which may have been omitted from, the Offer and Circular.

Except as otherwise indicated, all historical information regarding Placer Dome contained in the Offer and Circular has been derived from Placer Dome’s publicly available information. Although the Offeror has no reason to doubt the accuracy or completeness of Placer Dome’s publicly disclosed information, any inaccuracy or material omission in Placer Dome’s publicly available information, including the information about or relating to Placer Dome contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.
      Section 8 of the Circular, “Source of Funds” (found at pages 46-47 of the Offer and Circular), is amended as follows:

(a)	by deleting the first paragraph and replacing it with the following:

According to Placer Dome, as at December 22, 2005, Placer Dome had 438,656,999 Shares outstanding. As at the same date, it had $230 million in Convertible Debentures outstanding, none of which was in a position to be converted. If conversion were possible, Placer Dome would have to issue a total of 10,991,631 Shares if all of the Convertible Debentures were converted. As at December 22, 2005, Placer Dome had 12,080,099 Options outstanding under its stock-based incentive plans. If all of these Options were exercised, Placer Dome would have to issue 12,080,099 Shares. The Offeror estimates that if it acquires all of the Shares on a fully diluted basis pursuant to the Offer, the total amount of cash required for the purchase of such Shares and to cover related fees and expenses, estimated to be approximately $25 million in the aggregate, will be approximately $1,369 million.

(b)	by deleting the second last paragraph and replacing it with the following:

Borrowings incurred in connection with the Offer may be refinanced or repaid by the Offeror without restriction. Such borrowings will not exceed the amount of the Maximum Cash Consideration. The Offeror currently expects to use the proceeds generated by the sale of the Goldcorp Assets to Goldcorp, which proceeds are expected to be approximately $1,485 million (assuming no adjustments are required) as described under “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular, to repay the full amount drawn down under the Credit Facility in connection with the Offer.
      Section 17 of the Circular, “Certain Information Concerning Placer Dome and its Shares” (found at page 54 of the Offer and Circular), is amended by deleting “— Authorized and Outstanding Capital” and replacing it with the following:
          Authorized and Outstanding Capital

Placer Dome has advised the Offeror that its authorized capital consists of an unlimited number of Placer Dome Common Shares and an unlimited number of preferred shares, issuable in series. Based on publicly available information, the Placer Dome Common Shares carry one vote per share.

Placer Dome has advised the Offeror that as of December 22, 2005, (a) there were issued and outstanding 438,656,999 Shares; (b) there were 12,080,099 Options to acquire an aggregate of 12,080,099 Shares outstanding; and (c) there were Convertible Debentures outstanding convertible into 10,991,631 Shares (none of which was in a position to be converted as of December 22, 2005). Placer Dome has also represented to the Offeror that, other than the Options, the Convertible Debentures and the SRP Rights, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Placer Dome to issue or sell any shares of Placer Dome or securities or obligations of any kind convertible into or exchangeable for any shares of Placer Dome.
      Section 19 of the Circular, “Regulatory Matters” (found at pages 56-58 of the Offer and Circular), is amended as follows:

(a)	by adding the following to the end of the last paragraph under “— Competition Act”:

On December 13, 2005, the Commissioner issued an ARC in respect of the acquisition of the Shares by the Offeror.

(b)	by adding the following to the end of the second last paragraph under “— U.S. Federal Antitrust Laws”:

The HSR Act waiting period expired on December 5, 2005.

(c)	by adding the following at the end of the section entitled “— Other Jurisdictions”:

The Offeror has received the required approvals from the relevant regulatory authorities in Germany, Switzerland and Australia. The Offeror has also been advised that the South African Competition Commission has recommended approval of the Offeror’s acquisition of the Shares on an unconditional basis by the South African Competition Tribunal. A hearing of the South African Competition Tribunal in respect of this matter has been scheduled for January 11, 2006.
      Section 20 of the Circular, “Shareholder Rights Plan” (found at pages 58-60 of the Offer and Circular), is amended by adding the following at the end of such section:

On December 9, 2005, the Offeror and Placer Dome entered into the SRP Agreement which provides for, among other things, the Offeror’s withdrawal of its application to the BCSC requesting a cease trade order and denial of prospectus exemptions in relation to the Shareholder Rights Plan and Placer Dome’s waiver of the Shareholder Rights Plan in respect of the Offer provided that the Offer expires no earlier than January 16, 2006. In the SRP Agreement, Placer Dome also agreed, subject to certain conditions, to defer the Separation Time until after the expiry of the Offer.

On December 22, 2005, the Offeror and Placer Dome entered into the Support Agreement, whereby, among other things, Placer Dome agreed to continue to defer separation of the SRP Rights with respect to the Offer until no earlier than immediately after the Expiry Time and to irrevocably waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction, with effect at 7:30 p.m. (Toronto time) on the first scheduled expiry date of the Offer upon which the Offeror elects to take up Shares deposited under the Offer.

      Section 21 of the Circular, “Acquisition of Shares Not Deposited Pursuant to the Offer” (found at pages 60-63 of the Offer and Circular), is amended as follows:

(a)	by adding the following to the end of the first paragraph under “— Subsequent Acquisition Transaction”:

The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer. Placer Dome has agreed to assist the Offeror in connection with any proposed Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Offer and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Barrick Common Share shall be deemed to be at least equivalent in value to each Barrick Common Share offered under the Offer.

(b)	by deleting the seventh paragraph and replacing it with the following:

OSC Rule 61-501 and AMF Regulation Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offer as “minority” shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction, provided that, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer; and (c) the Shareholder who tendered such Shares to the Offer was not (i) acting jointly or in concert with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (as defined in OSC Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (as defined in OSC Rule 61-501) or consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration offered under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, to the extent permitted by OSC Rule 61-501 and AMF Regulation Q-27, the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Shares held by Shareholders that receive a “collateral benefit” (as defined in OSC Rule 61-501) may not be included by the Offeror as votes in favour of a Subsequent Acquisition Transaction in determining whether minority approval has been obtained. Certain directors and senior officers and other related parties of Placer Dome may be deemed to have received a collateral benefit for this purpose as a result of the arrangements established by Placer Dome to facilitate the exercise of their Options, and any Shares of such related parties taken up by the Offeror pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Subsequent Acquisition Transaction. Placer Dome has advised the Offeror that such related parties hold an aggregate of 174,131 Shares and Options to acquire an aggregate of 3,114,401 Shares.

(c)	by deleting the fourth last paragraph under “— Subsequent Acquisition Transaction” and replacing it with the following:

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Placer Dome will necessarily depend on a variety of factors, including the number of Shares acquired pursuant to the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Placer Dome, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned.

The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer.

8.   Amendments to Pro Forma Financial Information
      The Summary Historical and Unaudited Pro Forma Consolidated Financial Information in the Summary of the Offer (found at pages 12-13 of the Offer and Circular) and Section 9 of the Circular, “The Summary Historical and Unaudited Pro Forma Consolidated Financial Information” (found at pages 47-49 of the Offer and Circular), are deleted and replaced by the following:
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL INFORMATION

The following tables include a summary of (i) the Offeror’s historical consolidated financial information for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2005, (ii) unaudited pro forma consolidated financial information for the Offeror for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and (iii) the ratio of earnings to fixed charges for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 was derived from the audited consolidated financial statements for the periods then ended, and for the nine months ended September 30, 2005 was derived from unaudited consolidated financial statements for the period then ended. The historical financial information for the years ended December 31, 2002, 2003 and 2004 has been derived from the Offeror’s audited consolidated financial statements. The historical financial information for the nine months ended September 30, 2005 has been derived from the Offeror’s unaudited consolidated financial statements. The unaudited pro forma consolidated financial information for the Offeror has been derived from the unaudited comparative interim consolidated financial statements of the Offeror and Placer Dome for the nine months ended September 30, 2005, the audited comparative consolidated financial statements of the Offeror and Placer Dome for the year ended December 31, 2004 and such other supplementary information as was available to the Offeror and considered necessary to give pro forma effect to the acquisition of Placer Dome by the Offeror.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon included in this Notice of Variation and Extension. The summary unaudited pro forma consolidated financial statement information for the Offeror gives effect to the proposed acquisition of Placer Dome as if it had occurred as at September 30, 2005 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2004 for the purposes of the pro forma consolidated statements of income for the periods ended December 31, 2004 and September 30, 2005. In preparing the unaudited pro forma consolidated financial statement information, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. Any potential synergies that may be realized and integration costs that may be incurred after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The effect of the Goldcorp Transaction on the financial position and results of operations of the Offeror has been reflected in the unaudited pro forma consolidated financial statement information set forth below based on information provided by the management of Placer Dome. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror and accompanying notes included in Schedule A to this Notice of Variation and Extension.

	Year Ended	Year Ended	Year Ended		Nine Months Ended
	December 31,	December 31,	December 31, 2004		September 30, 2005
	2002	2003
	As reported	As reported	As reported	Pro forma	As reported	Pro forma
	Barrick	Barrick	Barrick	Barrick	Barrick	Barrick

		(in millions of dollars, except per share data in dollars)
Statement of Income Data
Sales	$1,967	$2,035	$1,932	$3,579	$1,574	$2,824
Income before cumulative effect of changes in accounting principles	$193	$217	$248	$516	$220	$282
Net income	$193	$200	$248	$520	$226	$274
Income per share before cumulative effect of changes in accounting principles
— basic	0.36	0.40	0.47	0.60	0.41	0.33
— diluted	0.36	0.40	0.46	0.60	0.41	0.33
Net income per share
— basic	0.36	0.37	0.47	0.61	0.42	0.32
— diluted	0.36	0.37	0.46	0.61	0.42	0.32
Dividends per share	0.22	0.22	0.22	N/A	0.11	N/A

	As at	As at
	December 31,	December 31,	As at September 30, 2005
	2003	2004
	As reported	As reported	As reported	Pro forma
	Barrick	Barrick	Barrick	Barrick

	(in millions of dollars, except shares in millions and per share
	data in dollars)
Balance Sheet Data
Cash and cash equivalents	$970	$1,398	$1,105	$2,357
Restricted cash	—	—	—	153
Other current assets	398	559	735	1,249
Property, plant and equipment	3,128	3,391	3,982	6,358
Unallocated purchase price	—	—	—	7,018
Other non-current assets	862	926	968	1,600

Total assets	$5,358	$6,274	$6,790	$18,735

Current liabilities excluding current portion of long-term debt	$323	$387	$460	$770
Total debt	760	1,686	1,813	3,109
Other long-term obligations	781	638	713	2,291
Total shareholders’ equity	3,494	3,563	3,804	12,565

Total liabilities and shareholders’ equity	$5,358	$6,274	$6,790	$18,735

Common shares outstanding	535	534	538	861
Book value per share(1)	6.53	6.68	7.07	14.59

(1)	Total assets less total liabilities divided by common shares outstanding.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended		Nine Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31, 2004		September 30, 2005
	2000	2001	2002	2003
	As reported	As reported	As reported	As reported	As reported	Pro forma	As reported	Pro forma
	Barrick	Barrick	Barrick	Barrick	Barrick	Barrick	Barrick	Barrick

Ratio of earnings to fixed charges	—	1.6x	4.0x	5.4x	1.1x	2.6x	3.1x	2.8x
      The deficiency to cover fixed charges for the year ended December 31, 2000 was $1,419 million.

     Schedule A to the Offer and Circular, containing the pro forma consolidated balance sheet, pro forma consolidated income statements and compilation report, is deleted and replaced by Schedule A to this Notice of Variation and Extension.
9.   Requirements for the Withdrawal of Deposited Shares
      The second and third paragraphs of Section 7 of the Offer, “Right to Withdraw Deposited Shares” (found at page 32 of the Offer and Circular), are deleted and replaced by the following:

Withdrawals of Shares deposited pursuant to the Offer must be effected by a notice of withdrawal which meets the requirements set forth below. A notice of withdrawal shall be deemed to be timely upon receipt by the Depositary or the U.S. Forwarding Agent, as applicable, at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above of a notice of withdrawal made by a method, including facsimile transmission, that provides the Depositary or the U.S. Forwarding Agent, as applicable, with a written or printed copy and which specifies the name of the depositing Shareholder, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the depositing Shareholder (“Notice of Withdrawal”). The withdrawal of the Shares from the Offer will take effect upon actual receipt by the Depositary or the U.S. Forwarding Agent, as applicable, of the properly completed Notice of Withdrawal.

The relevant Shareholder will have the right to obtain physical possession of the certificates representing the Shares so withdrawn if the Notice of Withdrawal received by the Depositary or the U.S. Forwarding Agent, as applicable, also meets the following requirements: (i) it must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn; and (ii) it must specify the certificate number shown on each certificate representing the applicable Shares to be withdrawn. Any signature in a Notice of Withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer in the United States, as set forth in “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer, the applicable DTC account will be credited with the Shares so withdrawn if the Notice of Withdrawal received by the Depository or the U.S. Forwarding Agent, as applicable, also meets the following requirements: (i) it must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn; and (ii) it must specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Any signature in a Notice of Withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.
10. Time for Acceptance
      The Offer is now open for acceptance until midnight (Toronto time) on January 19, 2006, unless further extended or withdrawn.
11. Manner of Acceptance
      Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.
12. Take up of and Payment for Deposited Shares
      Upon the terms and subject to the conditions of the Offer, the Offeror will take up and pay for Shares validly deposited to the Offer and not withdrawn as set forth in “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.
13. Right to Withdraw Deposited Shares
      Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 7 of the Offer, “Right to Withdraw Deposited Shares”, as amended by this Notice of Variation and Extension.

14. Consequential Amendments to the Offer and Circular and Other Documents
      The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation and Extension.
15. Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
16. Directors’ Approval
      The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the securityholders of Placer Dome has been authorized, by the board of directors of the Offeror.

AUDITORS’ CONSENT
      We have read the Notice of Variation and Extension of Barrick Gold Corporation dated January 4, 2006, relating to the Offer and Circular furnished with Barrick Gold Corporation’s Offer dated November 10, 2005 (the “Offer and Circular”) to purchase all of the issued and outstanding common shares of Placer Dome Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular of our report to the shareholders of Barrick Gold Corporation (the “Company”) on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2004, prepared in accordance with U.S. generally accepted accounting principles. Our report is dated March 15, 2005.
      We also consent to the use in the Notice of Variation and Extension of our report dated January 4, 2006 to the Board of Directors of the Company on the pro forma consolidated balance sheet as at September 30, 2005 and pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2004.
(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Chartered Accountants
Toronto, Ontario
January 4, 2006

APPROVAL AND CERTIFICATE OF BARRICK GOLD CORPORATION
      The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the securityholders of Placer Dome has been authorized, by the board of directors of the Offeror.
      The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or to be distributed.
DATED: January 4, 2006

(signed) Gregory C. Wilkins President and Chief Executive Officer	(signed) Jamie C. Sokalsky Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors

(signed) Peter Munk Director	(signed) C. William D. Birchall Director

SCHEDULE A
NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with the U.S. Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
To the Directors of
     Barrick Gold Corporation
      We have read the accompanying unaudited pro forma consolidated balance sheet of Barrick Gold Corporation (“Barrick”) as at September 30, 2005 and unaudited pro forma consolidated income statements for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1.	Compared the figures in the columns captioned “As reported — Barrick” to the unaudited consolidated financial statements of Barrick as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Barrick for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “As reported — Placer Dome” to the unaudited consolidated financial statements of Placer Dome Inc. as at September 30, 2005 and for the nine months then ended and the audited consolidated financial statements of Placer Dome Inc. for the year ended December 31, 2004, respectively, and except for certain items that have been reclassified to conform with Barrick’s consolidated financial statement presentation, we found them to be in agreement.

3.	Made enquiries of certain officials of Barrick who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.
      The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma purchase adjustments and the pro forma adjustments for the sale of certain operations to Goldcorp to the aggregate of the amounts in the columns captioned “As reported — Barrick” and “As reported — Placer Dome” as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the columns captioned “Pro Forma Consolidated Barrick” to be arithmetically correct.

      A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(signed) PricewaterhouseCoopers llp
Chartered Accountants
Toronto, Canada
January 4, 2006

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET(1)
As at September 30, 2005
(in millions of United States dollars)

					Pro Forma
					Consolidated	Pro Forma
					Barrick	Adjustments
					before sale of	for sale of
	As reported		Pro Forma		certain	certain		Pro Forma
			Purchase		operations to	operations to		Consolidated
	Barrick	Placer Dome	Adjustments(2)	Note 2	Goldcorp	Goldcorp(3)	Note 2	Barrick

ASSETS
Current assets
Cash and equivalents	$1,105	$935	$176	a	$2,216	$1,485	o	$2,357
						(1,344)	p
Restricted cash	—	153			153			153
Accounts receivable	50	133			183	(6)	n	177
Inventories	361	275			636	(26)	n	610
Other current assets	324	138			462			462

	1,840	1,634	176		3,650	109		3,759
Available for sale securities	71	26			97			97
Equity method investments	144	37			181	(32)	n	149
Property, plant and equipment	3,982	2,591			6,573	(215)	n	6,358
Capitalized mining costs	—	222	(222)	b	—			—
Other assets	753	631	(17)	c	1,367	(13)	n	1,354
Goodwill	—	454	(454)	d	—			—
Unallocated purchase price	—	—	8,285	e	8,285	(1,267)	q	7,018

Total assets	$6,790	$5,595	$7,768		$20,153	$(1,418)		$18,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$421	$254	$25	f	$700	$(23)	n	$677
Short term debt	50	189	1,344	g	1,583	(1,344)	p	239
Other current liabilities	39	54			93			93

	510	497	1,369		2,376	(1,367)		1,009
Long-term debt	1,763	1,107			2,870			2,870
Other long-term obligations	565	554	838	h	1,957	(47)	n	1,910
Deferred income tax liabilities	148	237	—		385	(4)	n	381

Total liabilities	2,986	2,395	2,207		7,588	(1,418)		6,170

Shareholders’ equity
Capital stock	4,218	2,525	176	a	12,979			12,979
			(2,701)	i
			8,761	j
Retained earnings (Deficit)	(455)	602	(602)	k	(455)			(455)
Accumulated other comprehensive income	41	3	(3)	l	41			41
Contributed Surplus	—	70	(70)	m	—			—

Total shareholders’ equity	3,804	3,200	5,561		12,565	—		12,565

Total liabilities and shareholders’ equity	$6,790	$5,595	$7,768		$20,153	$(1,418)		$18,735

(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

(2)	Adjustments to reflect certain estimated effects of purchase accounting — see accompanying notes to the unaudited pro forma financial statements for details.

(3)	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME(1)
For the nine months ended September 30, 2005
(in millions of United States dollars, except per share data in dollars)

					Pro Forma
					Consolidated	Pro Forma
					Barrick	Adjustments
					before sale of	for sale of
	As Reported		Pro Forma		certain	certain		Pro Forma
			Purchase		operations to	operations to		Consolidated
	Barrick	Placer Dome	Adjustments(2)	Note 2	Goldcorp	Goldcorp(3)	Note 2	Barrick

Sales	$1,574	$1,439	$		$3,013	$(189)	u	$2,824

Costs and expenses
Cost of sales(4)	847	953			1,800	(133)	u	1,667
Amortization	298	195			493	(26)	u	467
Administration	53	48			101			101
Exploration, development and business development	95	121			216	(15)	u	201
Other expense	26	8			34			34

	1,319	1,325			2,644	(174)		2,470

Interest income	28	31	2	r	61			61
Equity in investees	(2)	4			2	(4)	u	(2)
Interest expense	(1)	(69)	(33)	s	(103)	34	s	(69)

Income before income taxes and other items	280	80	(31)		329	15		344
Income tax expense	(60)	(9)	12	t	(57)	(6)	w	(63)
Minority interest	—	1			1			1

Income before cumulative effect of changes in accounting principles	220	72	(19)		273	9		282
Cumulative effect of changes in accounting principles, net of tax	6	(14)			(8)			(8)

Net income	$226	$58	$(19)		$265	$9		$274

Earnings per share data:
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.41	$0.16						$0.33
Net income
Basic and diluted	$0.42	$0.13						$0.32

(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

(2)	Adjustments to reflect certain estimated effects of purchase accounting — see accompanying notes to the unaudited pro forma financial statements for details.

(3)	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

(4)	Exclusive of amortization.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME(1)
For the year ended December 31, 2004
(in millions of United States dollars, except per share data in dollars)

					Pro Forma
					Consolidated	Pro Forma
					Barrick	Adjustments
					before sale of	for sale of
	As Reported		Pro Forma		certain	certain		Pro Forma
			Purchase		operations to	operations to		Consolidated
	Barrick	Placer Dome	Adjustments(2)	Note 2	Goldcorp	Goldcorp(3)	Note 2	Barrick

Sales	$1,932	$1,888	$		$3,820	$(241)	v	$3,579

Costs and expenses
Cost of sales(4)	1,071	1,149			2,220	(158)	v	2,062
Amortization	452	255			707	(38)	v	669
Administration	71	64			135			135
Exploration, development and business development	141	140			281	(27)	v	254
Other expense	158	81			239	(1)	v	238

	1,893	1,689			3,582	(224)		3,358

Interest income	25	22	3	r	50			50
Equity in investees	—	7			7	(7)	v	—
Interest expense	(19)	(77)	(22)	s	(118)	22	s	(96)

Income before income taxes and other items	45	151	(19)		177	(2)		175
Income tax recovery	203	130	8	t	341	1	x	342
Minority interest	—	(1)			(1)			(1)

Income before cumulative effect of change in accounting principles	248	280	(11)		517	(1)		516
Cumulative effect of changes in accounting principles, net of tax	—	4	—		4			4

Net income	$248	$284	$(11)		$521	$(1)		$520

Earnings per share data:
Income before cumulative effect of changes in accounting principles
Basic	$0.47	$0.67						$0.60
Diluted	$0.46	$0.65						$0.60
Net income
Basic	$0.47	$0.68						$0.61
Diluted	$0.46	$0.67						$0.61

(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

(2)	Adjustments to reflect certain estimated effects of purchase accounting — see accompanying notes to the unaudited pro forma financial statements for details.

(3)	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

(4)	Exclusive of amortization.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Basis of presentation
This unaudited pro forma consolidated financial statement information has been prepared by management of Barrick, in accordance with United States generally accepted accounting principles (US GAAP), for illustrative purposes only to show the effect of the acquisition of Placer Dome by Barrick. The unaudited pro forma consolidated financial statement information assumes that Barrick will acquire all of Placer Dome’s outstanding shares and exchange any outstanding Placer Dome stock options for equivalent Barrick stock options. The unaudited pro forma consolidated financial statement information assumes that all in-the-money Placer Dome stock options will be exercised and included in the outstanding Placer Dome shares. Barrick has entered into an agreement with Goldcorp, that will result in the sale of certain operations and projects of Placer Dome, including the Canadian operations, the La Coipa mine and a 40% interest in the Pueblo Viejo project. Barrick will receive approximately $1,485 million in cash from Goldcorp for the sale of these operations (assuming no adjustments are required). These unaudited pro forma consolidated financial statements assume that there will be no tax consequences to Barrick for the sale of these operations to Goldcorp. The assumed effect of the sale of these operations to Goldcorp on the financial position and results of operations of Barrick has been reflected in this unaudited pro forma consolidated financial statement information.
The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer and subsequent sale of certain Placer Dome operations to Goldcorp will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma financial statement information including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $88 million. The information prepared is only a summary.
The accounting policies used in the compilation of this unaudited pro forma consolidated financial statement information are those set out in Barrick’s audited consolidated financial statements for the year ended December 31, 2004 and unaudited interim consolidated financial statements for the nine-month period ended September 30, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Placer Dome accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation of the proposed acquisition of Placer Dome. In particular, Barrick adopted EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, effective January 1, 2005, whereas Placer Dome has not yet adopted EITF 04-6. Reliable information concerning the Placer Dome effect of applying EITF 04-6 in the unaudited pro forma consolidated financial statement information is not available, but the effects on the Placer Dome mines of adopting EIFT 04-6 could be significant.
The unaudited pro forma consolidated balance sheet as at September 30, 2005 has been prepared from the unaudited consolidated balance sheets of Barrick and Placer Dome as at September 30, 2005, after giving pro forma effect to the acquisition of Placer Dome and subsequent sale of certain Placer Dome operations to Goldcorp by Barrick as though it had occurred on September 30, 2005, based on the assumptions in notes 2 and 3. The pro forma adjustments relating to the Placer Dome operations that will be sold to Goldcorp have been calculated by management of Placer Dome, subject to discussion of the nature of such adjustments with management of Barrick.
The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been prepared from the unaudited statements of income for each of Barrick and Placer Dome for the nine months ended September 30, 2005 and the audited statements of income for each of Barrick and Placer Dome for the year ended December 31, 2004, after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of certain operations to Goldcorp as if both transactions had occurred on January 1, 2004, based on the assumptions in notes 2 and 3. The pro forma adjustments relating to the Placer Dome operations that will be sold to Goldcorp have been calculated by management of Placer Dome, subject to discussion of the nature and amount of such adjustments with management of Barrick.
The unaudited pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of Barrick and Placer Dome for each of the nine-month periods ended September 30, 2005 and the year ended December 31, 2004, which are available from the sources described under “Documents Incorporated by Reference” in Section 11 of the Circular, in the case of Barrick, and under “Placer Dome” in Section 2 of the Circular, in the case of Placer Dome. Certain of Placer Dome’s assets, liabilities, income and expenses have been reclassified to conform with Barrick’s consolidated financial statement presentation.
Note 2 — Pro forma assumptions and adjustments
The proposed acquisition by Barrick of Placer Dome will be accounted for under US GAAP using the purchase method of accounting. The results of operations of Placer Dome will be included in the consolidated financial statements of Barrick from the date of acquisition. Certain adjustments have been reflected in this unaudited pro forma consolidated financial statement information to illustrate the effects of purchase accounting and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. After consummation of the proposed acquisition of Placer Dome, Barrick will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition. The actual amounts recorded on the acquisition will differ from the amounts recorded in this unaudited pro forma consolidated financial statement information.
On September 30, 2005, Placer Dome had certain convertible debt and stock options outstanding, which if converted/exercised would result in an increase in Placer Dome common shares outstanding by approximately 25.1 million shares. This unaudited pro forma financial statement information reflects the issuance by Placer Dome of approximately 12.5 million shares on exercise of in-the-money stock options of Placer Dome at September 30, 2005, but excludes the impact of 12.6 million potential shares that could theoretically be issued due to the conversion/ exercise of Placer Dome’s convertible debt and other stock options.
For purposes of preparing the unaudited pro forma consolidated balance sheet, Barrick has made certain assumptions. The unaudited pro forma consolidated financial statement information assumes the completion of a business combination whereby 449.2 million shares of Placer Dome

(including shares issued on exercise of in-the-money Placer Dome stock options) are acquired for total consideration of $10,130 million, comprising 322.8 million common shares of Barrick, and $1,344 million in cash. For the purpose of this unaudited pro forma financial statement information, Barrick has assumed that the maximum cash component of the Offer will be reached. The final amount of the cash portion of the consideration will depend on decisions relating to the exercise of options by holders of Placer Dome stock options, the conversion, if any, of Placer Dome’s convertible debentures, and elections made by shareholders of Placer Dome on acceptance of Barrick’s offer. The unaudited pro forma consolidated financial statement information assumes Barrick will receive cash proceeds of $1,485 million for the sale of certain operations under the agreement with Goldcorp. The actual amount received by Barrick from Goldcorp may differ as a result of final purchase price adjustments made in accordance with the agreement.
The measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on a Barrick common share price of $27.14, representing the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement of Barrick’s notice of variation and extension of its proposed acquisition of Placer Dome.
The unaudited pro forma consolidated financial information assumes the cost of acquisition will be as follows:

($ millions)

Value of 322.8 million Barrick common shares at $27.14 per share	$8,761
Cash	1,344
Transaction costs	25

Total purchase consideration	$10,130

Barrick has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Placer Dome’s assets and liabilities has been presented as “unallocated purchase price.” Upon consummation of the proposed acquisition of Placer Dome, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of Barrick for periods after the date of acquisition. Barrick estimates that a $100 million adjustment to the carrying amount of property, plant and equipment of Placer Dome would result in a corresponding adjustment to amortization expense in the pro forma statement of income by approximately $4 million for the nine months ended September 30, 2005 and by approximately $6 million for the year ended December 31, 2004. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Placer Dome’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.
Pro forma adjustments to consolidated balance sheet
The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on September 30, 2005:

(a)	An increase in cash and equivalents by $176 million with a corresponding increase in Placer Dome’s capital stock, to reflect the proceeds received by Placer Dome on exercise of 12.5 million in-the-money Placer Dome stock options.

(b)	A reduction in capitalized mining costs by $222 million to de-recognize this asset of Placer Dome, which will not be recorded as a separate identifiable asset on acquisition.

(c)	A reduction in other assets by $17 million to de-recognize deferred debt issue costs of Placer Dome that will not be recorded as a separate identifiable asset on acquisition.

(d)	The de-recognition of goodwill of $454 million that was recorded by Placer Dome for previous business combinations.

(e)	An adjustment of $8,285 million to reflect the unallocated purchase price.

(f)	An increase in accounts payable by $25 million to record estimated transaction costs relating to the acquisition of Placer Dome.

(g)	An increase in short-term debt by $1,344 million to reflect temporary financing by Barrick for the cash component of the Offer.

(h)	An increase in other long-term obligations by $838 million to record the estimated fair value of Placer Dome’s metal sales contracts at September 30, 2005.

(i)	A reduction in capital stock of $2,701 million to de-recognize Placer Dome’s historic capital stock (including the adjustment for the assumed exercise of in-the-money stock options).

(j)	An increase in capital stock by $8,761 million to record the value of common shares of Barrick issued in respect of the assumed share component of the Offer.

(k)	An adjustment of $602 million to de-recognize Placer Dome’s historic retained earnings.

(l)	An adjustment of $3 million to de-recognize Placer Dome’s historic accumulated other comprehensive income.

(m)	An adjustment of $70 million to de-recognize Placer Dome’s historic contributed surplus.

(n)	Adjustments to de-recognize the estimated carrying amount of the Placer Dome assets and liabilities included in the Placer Dome operations that will be sold to Goldcorp.

(o)	An increase in cash and equivalents by $1,485 million to record the assumed cash receipts by Barrick for the sale of the Placer Dome operations to Goldcorp.

(p)	A decrease in cash and equivalents by $1,344 million and a corresponding decrease in short-term debt to reflect the assumed repayment of the temporary financing used to fund the cash component of the Offer upon the receipt of the cash proceeds from Goldcorp relating to the sale of certain Placer Dome operations.

(q)	A reduction in the unallocated purchase price by $1,267 million to adjust for the unallocated purchase price relating to the sale of Placer Dome operations to Goldcorp.
Pro forma adjustments to consolidated statements of income
The unaudited pro forma consolidated statements of income reflect the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on January 1, 2004:

(r)	An increase in interest income by $2 million for the nine months ended September 30, 2005 and by $3 million for the year ended December 31, 2004 to reflect interest income earned on the cash proceeds generated by the assumed exercise of Placer Dome stock options.

(s)	An increase in interest expense by $33 million for the nine months ended September 30, 2005 and by $22 million for the year ended December 31, 2004 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer which Barrick has assumed will be financed through temporary credit facilities. A decrease in interest expense by $34 million for the nine months ended September 30, 2005 and by $22 million for the year ended December 31, 2004 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of certain Placer Dome operations to Goldcorp.

(t)	A credit to tax expense of $12 million for the nine-months ended September 30, 2005 and $8 million for the year ended December 31, 2004 to reflect the tax effect of the pro forma purchase adjustments in (r) and (s).

(u)	Adjustments to de-recognize revenues and expenses for the nine-months ended September 30, 2005 relating to the Placer Dome operations that will be sold to Goldcorp.

(v)	Adjustments to de-recognize revenues and expenses for the year ended December 31, 2004 relating to Placer Dome operations that will be sold to Goldcorp.

(w)	Adjustments to de-recognize income tax expense for the operations that will be sold to Goldcorp for the nine months ended September 30, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp.

(x)	Adjustment to de-recognize income tax expense for the operations that will be sold to Goldcorp for the year ended December 31, 2004 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp.
Note 3 — Pro forma earnings per share

A.	For the nine-month period ended September 30, 2005

(a)	Pro forma basic earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	535.2
Assumed number of Barrick common shares issued to Placer Dome shareholders	322.8

Pro forma weighted average number of Barrick common shares outstanding	858.0

Pro forma net income	$274

Pro forma earnings per share — basic	$0.32

(b)	Pro forma diluted earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Pro forma weighted average number of Barrick common shares outstanding	858.0
Dilutive effect of stock options	1.5

Pro forma weighted average number of Barrick common shares outstanding — diluted	859.5

Pro forma earnings per share — diluted	$0.32

B.	For the year ended December 31, 2004

(a)	Pro forma basic earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	533.1
Assumed number of Barrick common shares issued to Placer Dome Shareholders	322.8

Pro forma weighted average number of Barrick common shares outstanding	855.9

Pro forma net income	$520

Pro forma earnings per share — basic	$0.61

(b)	Pro forma diluted earnings per share

(millions of shares or US dollars,
except per share data in dollars)

Pro forma weighted average number of Barrick common shares outstanding	855.9
Dilutive effect of stock options	1.3

Pro forma weighted average number of Barrick common shares outstanding — diluted	857.2

Pro forma earnings per share — diluted	$0.61

SCHEDULE B
SUMMARY TERM SHEET
      The following are some of the questions that you, as a Shareholder of Placer Dome Inc., may have and the answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to carefully read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Shares. We have included cross-references in this summary term sheet to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in this summary term sheet. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Definitions.
WHAT IS THE OFFER?
      Barrick Gold Corporation is now offering to purchase all the outstanding Shares of Placer Dome on the basis of, at the election of the Shareholder, (a) US$22.50 in cash for each Share or (b) 0.8269 of a Barrick Common Share and US$0.05 in cash for each Share, subject, in each case, to pro ration based upon the maximum amount of cash and Barrick Common Shares offered.
      The consideration now offered under the Offer represents a substantial increase from the consideration available under the Offer announced on October 31, 2005. The increase to the Offer was made on December 22, 2005 in conjunction with us entering into a Support Agreement with Placer Dome in which, among other things, Placer Dome agreed to support our acquisition of Placer Dome on the basis of the consideration for each Share described above.
      See “The Offer” in Section 1 of the Offer and “Arrangements, Agreements or Understandings” in Section 14 of the Circular.
WHO IS OFFERING TO PURCHASE MY SHARES?
      Our name is Barrick Gold Corporation. We are a corporation organized under the laws of the Province of Ontario, Canada. We are a leading international gold mining company, with a portfolio of operating mines and projects located in the United States, Canada, Australia, Peru, Chile, Argentina and Tanzania.
      See “The Offeror” in Section 1 of the Circular.
WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?
      We are offering to purchase all the outstanding common shares of Placer Dome and the associated rights under Placer Dome’s shareholder rights plan. This includes Shares that may become outstanding after the date of this Offer, but before the expiration of the Offer, upon conversion, exchange or exercise of any options or convertible debentures or other securities of Placer Dome that are convertible into, or exchangeable or exercisable for Shares.
      See “The Offer” in Section 1 of the Offer.
HOW MANY SHARES ARE YOU SEEKING TO PURCHASE, AT WHAT PRICE AND WHAT IS THE FORM OF PAYMENT?
      We are offering to purchase all of the outstanding Shares on the basis of, at the election of the Shareholder, (a) US$22.50 in cash for each Share or (b) 0.8269 of a Barrick Common Share and US$0.05 in cash for each Share. The consideration payable under the Offer will be subject to pro ration as necessary to ensure that the total aggregate consideration payable under the Offer and in any second-step transaction does not exceed specified maximum aggregate amounts and will be based on the number of Shares acquired in proportion to the number of Shares outstanding on a fully diluted basis. The maximum amount of cash consideration available under the Offer is US$1,343,630,601 and the maximum number of Barrick Common Shares issuable under the Offer is 333,183,451 Barrick Common Shares.
      The Offer price of US$22.50 per Share represents a premium of approximately 36% over the closing price of the Shares on the NYSE on October 28, 2005, the trading day preceding the day we announced our intention to make the Original Offer. The Offer price of US$22.50 also represents a premium of approximately 39% over the average closing price of the Shares on the NYSE for the ten trading days immediately preceding the day we announced our intention to make the Original Offer.

      See “The Offer” in Section 1 of the Offer.
WHAT DOES PLACER DOME’S BOARD OF DIRECTORS THINK OF THE OFFER?
      Placer Dome has indicated that its board of directors, after consulting with its financial and legal advisors, has unanimously determined that the revised Offer is fair to all Shareholders and that the Offer is in the best interests of Placer Dome and the Shareholders. Placer Dome’s board of directors has unanimously recommended that Shareholders accept the Offer and tender their Shares.
WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?
      If you are the owner of record of your Shares and you tender your Shares to the Offer by depositing the Shares directly with the Depositary or the U.S. Forwarding Agent or you use the services of a member of the Soliciting Dealer Group to accept the Offer, you will not have to pay any brokerage or similar fees or commissions. However, if you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for that service. You should consult your broker or nominee to determine whether any charges will apply.
      See “Other Matters Relating to the Offer” in Section 25 of the Circular.
WHY ARE YOU MAKING THIS OFFER?
      We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Placer Dome. If we complete the Offer but do not then own 100% of Placer Dome, we intend to acquire any Shares not deposited to the Offer in a second-step transaction. This transaction would likely take the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction.
      See “Purpose of the Offer” in Section 5 of the Circular and “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.
DO YOU HAVE THE CASH RESOURCES TO PAY FOR THE SHARES?
      Yes. We intend to use our existing US$1 billion credit facility and to either increase the amount available under that facility or arrange for an additional credit facility to pay the cash consideration portion of the Offer price. If we are unable to arrange an increase to our existing credit facility or an additional credit facility on satisfactory terms, we will use a portion of our cash on hand to pay the balance of the cash consideration.
      See “Source of Funds” in Section 8 of the Circular.
WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?
      The Offer is subject to a number of conditions, including:

1.	Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Shares that would represent at least 66 2/3% of the total number of outstanding Shares on a fully diluted basis.

2.	All government or regulatory approvals, permits or consents or waiting or suspensory periods that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

3.	The Support Agreement shall not have been terminated by Placer Dome or by the Offeror in accordance with its terms.
      The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the consummation of the Offer can be found in “Conditions to the Offer” in Section 4 of the Offer.
      A detailed summary of the principal regulatory approvals required in connection with the Offer can be found in “Regulatory Matters” in Section 19 of the Circular.
HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?
      You have until the expiration date of the Offer to tender. The Offer is scheduled to expire at midnight, Toronto time, on January 19, 2006, unless it is extended or withdrawn.
      See “Time for Acceptance” in Section 2 of the Offer.

CAN YOU EXTEND THE OFFER?
      We can elect, at any time, to extend the Offer. If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension in compliance with applicable Canadian and U.S. law.
      See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.
HOW DO I ACCEPT THE OFFER AND TENDER MY SHARES?
      You can accept the Offer by delivering to the Depositary or the U.S. Forwarding Agent before the expiration of the Offer (1) the certificate(s) representing the Shares in respect of which the Offer is being accepted, (2) a Letter of Transmittal in the form accompanying the Offer and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal, and (3) all other documents required by the instructions set out in the Letter of Transmittal.
      If you cannot deliver all of the necessary documents to the Depositary or the U.S. Forwarding Agent in time, you may be able to complete and deliver to the Depositary the Notice of Guaranteed Delivery in the form accompanying the Offer and Circular, provided you are able to comply fully with its terms.
      If you are a U.S. Shareholder, you may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Shares tendered by your nominee through The Depository Trust Company.
      If you use the Letter of Transmittal or Notice of Guaranteed Delivery which accompanied the Offer and Circular, you will receive the increased Offer price for the Shares that you tender.
      Shareholders, including holders of CHESS Depositary Interests and International Depositary Receipts, are invited to contact the Information Agents for further information regarding how to accept the Offer.
      See “Manner of Acceptance” in Section 3 of the Offer.
I TENDERED MY SHARES BEFORE YOU INCREASED THE OFFER PRICE. DO I NEED TO DO ANYTHING TO ACCEPT THE INCREASED OFFER?
      No. Assuming that you properly followed the procedures for acceptance of the Offer and did not subsequently withdraw the Shares you tendered, you do not need to do anything to accept the increased Offer.
IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?
      If the conditions of the Offer are satisfied or waived, and if we consummate the Offer and take up your Shares, you will receive payment for the Shares you tendered promptly and in any event no later than two Business Days after we are entitled to take up your Shares pursuant to applicable Law.
      See “Take up of and Payment for Deposited Shares” in Section 6 of the Offer.
CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?
      You may withdraw all or a portion of your tendered Shares:

1.	at any time when your Shares have not been taken up by us;

2.	if your Shares have not been paid for by us within three Business Days after having been taken up;

3.	up until the tenth day following the day we file a notice announcing that we have changed or varied our Offer unless, among other things, prior to filing the notice we had taken up your Shares or the change in our Offer consists solely of an increase in the consideration we are offering and the Offer is not extended for more than ten days; or

4.	if we have not taken up your Shares within 60 days of the commencement of the Offer, at any time after the 60-day period until we do take up your Shares.
      See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?
      To withdraw Shares that have been tendered, you must deliver a written notice of withdrawal, with the required information, to either the Depositary or the U.S. Forwarding Agent, depending on with whom you originally deposited your Shares, while you still have the right to withdraw the Shares.
      See “Right to Withdraw Deposited Shares” in Section 7 of the Offer.
IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?
      If the conditions of the Offer are satisfied or waived and we take up and pay for the Shares validly deposited pursuant to the Offer, we intend to acquire any Shares not deposited to the Offer:

1.	by a Compulsory Acquisition, if at least 90% of the outstanding Shares are validly tendered pursuant to the Offer and not withdrawn; or

2.	by a Subsequent Acquisition Transaction on the same terms as such Shares were acquired under the Offer, if a Compulsory Acquisition is not available or if we decide not to proceed with a Compulsory Acquisition.
      We have agreed in the Support Agreement that if a Compulsory Acquisition is not available or we choose not to avail ourselves of such statutory right of acquisition, we will use our commercially reasonable efforts to pursue other means of acquiring the remaining Shares not tendered to the Offer.
      See “Purpose of the Offer” in Section 5 of the Circular, “Arrangements, Agreements or Undertakings — Support Agreement” in Section 14 of the Circular and “Acquisition of Shares not Deposited Pursuant to the Offer” in Section 21 of the Circular.
FOLLOWING THE OFFER, WILL PLACER DOME CONTINUE AS A PUBLIC COMPANY?
      Depending upon the number of Shares purchased pursuant to the Offer, it is possible the Shares will fail to meet the criteria for continued listing on the Toronto Stock Exchange, New York Stock Exchange, Australian Stock Exchange, Euronext-Paris, the SWX Swiss Exchange and/or Euronext-Brussels. If this were to happen, the Shares could be delisted on one or more of these exchanges and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares.
      If we acquire 100% of the Shares, it is our intention to apply to delist the Shares from the exchanges listed above as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction. In addition, Placer Dome may cease to be required to comply with the rules of the Canadian securities regulatory authorities and the Securities and Exchange Commission’s rules governing publicly held companies.
      See “Effect of the Offer on the Market for Shares; Stock Exchange Listing and Public Disclosure” in Section 18 of the Circular.
WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?
      The completion of either a Compulsory Acquisition or a Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Shares.
      See “Acquisition of Shares Not Deposited Pursuant to the Offer” in Section 21 of the Circular.
WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?
      On October 28, 2005, which is the last trading day prior to the date on which we announced our intention to make the Original Offer, the closing price of the Shares on the New York Stock Exchange was US$16.51. On December 21, 2005, which is the last trading day prior to the date on which we announced that we had entered into a support agreement with Placer Dome and were going to increase the Offer price, the closing price of the Shares on the New York Stock Exchange was US$22.65. We urge you to obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.
      See “Certain Information Concerning the Offeror and Its Shares — Price Range and Trading Volumes of the Barrick Common Shares” in Section 10 of the Circular.

WHAT IS THE GOLDCORP TRANSACTION?
      We have entered into an agreement with Goldcorp Inc., a corporation organized under the laws of the Province of Ontario, under which, following the acquisition by the Offeror of 100% of the outstanding Shares, Goldcorp will acquire certain Placer Dome assets and assumed liabilities as well as an interest in a development project for which Goldcorp will pay us approximately US$1,485 million in cash (subject to adjustments).
      See “Background to the Offer — Goldcorp Agreement” in Section 3 of the Circular.
HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?
      A Shareholder who is resident in Canada, who holds Shares as capital property and who disposes of such Shares to us under the Offer (subject to entering into a joint election with us to obtain a full or partial tax deferral when available as described under “Canadian Federal Income Tax Considerations” in Section 22 of the Circular) will be considered to have disposed of the Shares on a taxable basis and will realize a capital gain (or capital loss). Generally, Shareholders who are not resident in Canada for purposes of the Tax Act will not be subject to tax under the Tax Act in respect of any capital gain realized on the sale of Shares to us under the Offer unless those Shares constitute “taxable Canadian property” (within the meaning of the Tax Act) to such Shareholders and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention. An Eligible Holder who disposes of Shares pursuant to the Share Alternative and who further elects the Rollover Option in the Letter of Transmittal may, depending upon the circumstances, obtain a full or partial tax-deferred rollover in respect of a disposition of Shares by entering into a joint election with us and filing such election with the CRA (and any appropriate provincial tax authority) under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial legislation).
      We urge you to read carefully the section entitled “Canadian Federal Income Tax Considerations” in Section 22 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.
HOW WILL U.S. TAXPAYERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?
      A Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Shares as capital property and who disposes of their Shares to us under the Offer, will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Barrick Common Shares received by the Shareholder pursuant to the Offer plus the amount of any cash received, and (ii) the adjusted tax basis of the Shareholder in the Shares disposed of to us.
      We urge you to read carefully “United States Federal Income Tax Considerations” in Section 23 of the Circular and to consult your own tax advisor as to the particular tax consequences to you of the Offer.
WHOM CAN I CALL WITH QUESTIONS?
      You may contact Kingsdale Shareholder Services Inc., MacKenzie Partners Inc., CIBC Mellon Trust Company, Mellon Investor Services LLC, RBC Dominion Securities Inc., Merrill Lynch Canada Inc., RBC Capital Markets Corporation or Merrill Lynch, Pierce, Fenner & Smith Incorporated at their respective telephone numbers and locations set out on the back page of this Offer and Circular. Kingsdale Shareholder Services Inc. is acting as the Information Agent in Canada; MacKenzie Partners, Inc. is acting as Information Agent in the U.S. and other jurisdictions; CIBC Mellon Trust Company is acting as Depositary; Mellon Investor Services LLC is acting as U.S. Forwarding Agent; RBC Dominion Securities Inc. and Merrill Lynch Canada Inc. are acting as Dealer Managers in Canada; and RBC Capital Markets Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as Dealer Managers in the United States.

The Depositary for the Offer is:
CIBC Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The U.S. Forwarding Agent is:
Mellon Investor Services LLC
By Mail, Registered Mail, by Hand or by Courier
120 Broadway, 13th Floor
New York, New York 10027
Toll Free: 1-800-777-3674
The Dealer Managers for the Offer are:

In Canada RBC Dominion Securities Inc. 200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7 Telephone: (416) 842-7517 Toll Free: 1-866-293-4855	In the United States RBC Capital Markets Corporation Two Embarcadero Center Suite 1200 San Francisco, California 94111 Toll Free: 1-866-293-4855
Merrill Lynch Canada Inc. 181 Bay Street, 4th Floor Toronto, Ontario M5J 2V8 Telephone: (416) 369-2888	Merrill Lynch, Pierce, Fenner & Smith Incorporated 1400 Merrill Lynch Drive MSC-0401N Pennington, New Jersey 08534 Telephone: (609) 818-8000 Toll Free: 1-877-653-2948
The Information Agents for the Offer are:

For Shareholders in Canada	For Shareholders in the U.S. and other locations

The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario
M5X 1C7
Toll Free: 1-866-877-2571
shareholder@kingsdalecapital.com
Facsimile: (416) 867-2271
Toll Free Facsimile: 1-866-545-5580
Canadian Banks and Brokers Call Collect: (416) 867-2342	105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com Telephone: (212) 929-5500 (call collect) Toll Free: 1-800-322-2885 (English) Toll Free: 1-888-405-1217 (French)
Any questions and requests for assistance may be directed by holders of Shares to the Depositary, the U.S. Forwarding Agent, the Dealer Managers or the Information Agents at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.